September 18, 2024

VIA EDGAR

Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joseph Cascarano, Robert Littlepage, Kathleen Krebs and Jan Woo

Re:	Sunrise Communications AG
Registration Statement on Form F-4
File No. 333-281772

Ladies and Gentlemen:

On behalf of Sunrise Communications AG (the “Company”), in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form F-4 (File No. 333-281772), in connection with the proposed spin-off of the Company from Liberty Global Ltd., to 4:00 p.m., Eastern time, on September 20, 2024, or as soon as practicable thereafter.

Please contact Harald Halbhuber of Allen Overy Shearman Sterling US LLP, counsel to the Company, at (212) 848-7150 to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Yours very truly,

SUNRISE COMMUNICAITONS AG

By:	/s/ Jany Fruytier
Name: Jany Fruytier
Title: Chief Financial Officer

cc:	Harald Halbhuber, A&O Shearman
Daniel Litowitz, A&O Shearman
Bryan Hall, Liberty Global Ltd.
Jennifer Hodges, Liberty Global Ltd.